UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 3, 2023, Brooge Energy Limited (the “Company”) issued a press release announcing that Gulf Navigation Holding PJSC (“GULFNAV”), the Dubai Financial Market listed maritime and shipping company, has submitted a formal proposal to acquire all of the businesses and assets of the Company. GULFNAV has stated that this proposed acquisition is part of its strategy to enhance growth and provide an integrated portfolio of logistical services related to oil, petrochemicals and gas. The proposed acquisition is still in an early stage, as GULFNAV is in the process of conducting further due diligence on BPGIC and its legal and financial advisors continue to evaluate the transaction.

The full text of the press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description of Exhibit
99.1	Press Release dated October 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: October 3, 2023	By:	/s/ Paul Ditchburn
Name: Paul Ditchburn Title: Chief Financial Officer